#InItTogether



Sammy Lopez (He/Him) · 3rd

Theatre Producer, Director & Social Media Content Creator

New York City Metropolitan Area · Contact info

500+ connections

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Holtzman-Lopez Productions, LLC

Syracuse University

About

A curious theatre-maker dedicated to uplifting historically excluded voices & stories through the arts.

Broadway, Off-Broadway, and Regional Theatre experience. Syracuse University Alum. Proud co-founding member of The Industry Standard Group (TISG) and serves on the board of the New 42, TYA/USA, anc ...see more

Activity

1,009 followers

Sammy Lopez reshared a post • 2w

Up next at P3 Productions !! Can't wait to return to Syracuse Stage with these inspiring artists. #newmusicals



Rent's Wilson Jermaine Heredia to Star in How to Dance in Ohio Musical Premiere, Featuring Bro...

playbill.com • 2 min read

41 4 comments

Sammy Lopez posted this • 3w

My husband and I love being a part of the CO/LAB Theater Group community and we're proud to support its mission and the tons of incredible artists who are involved. We hope you'll consider donating! ...show more



Donate to Sammy & Tommy McLopez's Fundraiser for #ImWithCOLAB Crowdfunding 2022 by C...

secure.givelively.org • 2 min read

18

Sammy Lopez commented on a post • 1mo

Incredible!!! 👏🏽👏🏽

250 24 comments

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Experience

Producer

Holtzman-Lopez Productions, LLC

Aug 2017 - Present · 5 yrs

Holtzman Lopez Productions (HLP) is a full-service production company founded by collaborators Ben Holtzman and Sammy Lopez. Ben and Sammy are devoted to bringing thoughtful and innovat ...see more





Founding Member

The Industry Standard Group

Oct 2020 - Present · 1 yr 10 mos

The Industry Standard Group (TISG) is a multimedia commercial investment and producing organization with an intentional focus on promoting work reflecting diversity, increasing the presence of Bl ...see more



TISG in American Theatre

Resident Director

New York City Children's Theater

Jul 2021 - Present · 1 yr 1 mo

He is the first resident director of New York City Children's Theater (NYCCT) and developed the virtual production of SAME SAME, BUT DIFFERENT that was streamed for young audiences during tl ...see more

Special Projects Manager
Marathon Digital
Feb 2019 - Present · 3 yrs 6 mos

Marathon Digital is a revolutionary social media company representing Broadway shows and other live entertainment clients in New York City and around the world. We specialize in social media m ...see more




Co-Producer
A Christmas Carol on Broadway
Nov 2019 - Present · 2 yrs 9 mos

The holiday masterpiece, A CHRISTMAS CAROL, played on Broadway at the Lyceum Theatre following critically acclaimed runs at London's Old Vic. Three visionary Tony Award® winners — playwri ...see more


A CHRISTMAS CAROL on Broadway

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Education

Syracuse University
Bachelor of Fine Arts (BFA), Musical Theatre

Los Angeles County High School for the Arts
Music/Vocal Major

Volunteering

Board Member
Theatre for Young Audiences/USA
Jul 2021 - Present · 1 yr 1 mo
Arts and Culture

The leading national organization for the professional field of theatre for children and families, representing over 1,000 member theatres, organizations, and individual artists across 47 states.

Board Member
New 42
Jun 2020 - Present · 2 yrs 2 mos
Arts and Culture

Catalyzing the power of the performing arts to challenge, change and connect us all.

Supporting Teaching Artist & Associate Board Member
CO/LAB Theater Group
Education

CO/LAB (Creative Opportunities without Limits And Boundaries) Theater Group is a non-profit organization that provides individuals with developmental disabilities a creative and social ou ...see more

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Skills

Live Event Producer
1 endorsement

Social Media
3 endorsements

Performing Arts
4 endorsements

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Interests

Influencers | Companies | Groups | Schools



Brené Brown · 3rd
University of Houston + University of Texas at Austin | Researcher. Storyteller. Courage-builder.
3,604,723 followers

Causes

Arts and Culture • Civil Rights and Social Action • Education • Human Rights